Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 27, 2014

Press Release

For immediate release	Press Contact:

Mark Lane +1 212 412 1413 mark.lane@barclays.com

Barclays Bank PLC announces quarterly coupon payment on iPath® S&P MLP ETN

New York, February 27, 2014 – Barclays Bank PLC announced today the quarterly coupon amount for the iPath® S&P MLP ETN (ticker: IMLP) (the “ETNs”).

	Coupon Valuation Date	Coupon Record Date	Coupon Ex Date	Coupon Payment Date	Coupon Amount	Current Yield[1]
IMLP	2/18/2014	3/3/2014	2/27/2014	3/11/2014	0.3332	4.43%

The iPath® S&P MLP ETN is linked to the performance of the consolidated Volume-Weighted Average Price level of the S&P MLP Index (the “Index”), and is designed to pay a quarterly coupon.  The Index is designed to provide exposure to leading partnerships that trade on major US exchanges and are classified in the GICS® Energy Sector and GICS® Gas Utilities Industry. The Index includes both master limited partnerships and publicly traded limited liability companies which have a similar legal structure to MLPs and share the same tax benefits as MLPs.  Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain.

An investment in iPath ETNs involves significant risks, including possible loss of principal, and may not be suitable for all investors.  The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.  The ETNs are speculative and may exhibit high volatility.  The ETNs are also subject to certain investor fees, which will have a negative effect on the value of the ETNs.

For more information regarding the ETNs, including the calculation of the coupon amount, see the prospectus relating to the ETNs. The prospectus relating to the ETNs can be found on EDGAR, the SEC website, at: www.sec.gov. The prospectus is also available on the product website at www.iPathETN.com.

1  Current Yield equals the current Coupon Amount annualized and divided by the relevant closing indicative value of the ETNs, rounded for ease of analysis. The relevant closing indicative value is the closing indicative value of the ETNs on February 18, 2014.

Press Release

For immediate release	Press Contact:

Mark Lane +1 212 412 1413 mark.lane@barclays.com

also available on the product website at www.iPathETN.com.

Selected Risk Considerations

An investment in any iPath ETNs linked to the S&P MLP Index (the “ETNs”) involves risks.  Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal:  The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level between the inception date and the applicable valuation date.  Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased.  Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components.  The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC:  The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party.  Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption.  In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption:  Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs:  Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level.  Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index.  Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments:  You are not guaranteed to receive coupon payments on the

Barclays moves, lends, invests and protects money for customers and clients worldwide.  With over 300 years of history and expertise in banking, we operate in over 50 countries and employ over 140,000 people.  We provide large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Our clients also benefit from access to the breadth of expertise across Barclays.  We’re one of the largest financial services providers in the world, and are also engaged in retail banking, credit cards, corporate banking, and wealth and investment management.  Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC.  For more information, visit www.barclays.com

Press Release

For immediate release	Press Contact:

Mark Lane +1 212 412 1413 mark.lane@barclays.com

ETNs.  You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date.  The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk:  The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time.  The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

Concentration Risk:  The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS® classification system.  In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses.  The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change.  Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.

A Trading Market for the ETNs May Not Develop:  Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions:  You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date.  You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Tax Treatment:  Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain.  You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the

Barclays moves, lends, invests and protects money for customers and clients worldwide.  With over 300 years of history and expertise in banking, we operate in over 50 countries and employ over 140,000 people.  We provide large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Our clients also benefit from access to the breadth of expertise across Barclays.  We’re one of the largest financial services providers in the world, and are also engaged in retail banking, credit cards, corporate banking, and wealth and investment management.  Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC.  For more information, visit www.barclays.com

Press Release

For immediate release	Press Contact:

Mark Lane +1 212 412 1413 mark.lane@barclays.com

prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Barclays Capital Inc., and its affiliates, and BlackRock Investments, LLC, and its affiliates, do not provide tax advice, and nothing contained herein should be construed to be tax advice.  Please be advised that any discussion of U.S. tax matters contained herein (including any attachments):  (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein.  Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

The S&P MLP Index (the “Index”) is a product of S&P Dow Jones Indices LLC and has been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC or any of its affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance.

©2014 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. ip-0636-1212

NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE

Barclays moves, lends, invests and protects money for customers and clients worldwide.  With over 300 years of history and expertise in banking, we operate in over 50 countries and employ over 140,000 people.  We provide large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Our clients also benefit from access to the breadth of expertise across Barclays.  We’re one of the largest financial services providers in the world, and are also engaged in retail banking, credit cards, corporate banking, and wealth and investment management.  Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC.  For more information, visit www.barclays.com